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December 16, 2024

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720
Attn: Jaea Hahn

Re:	High Income Securities Fund Proxy Statement on Schedule 14A

Dear Ms. Hahn:

On behalf of the High Income Securities Fund (the “Fund”), this letter is in response to comments on December 6, 2024 from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Fund’s Preliminary Proxy Statement on Schedule 14A filed on November 27, 2024 (the “Proxy Statement”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). We have set forth below, in bold face type, the text of the comment, followed by the Fund’s responses:

1.	Reference is made to Proposal 2 beginning on page 16 of the Proxy Statement. Please advise whether any Trustee has informed the Fund that he is opposed to Proposal 2 and, if so, identify such Trustee.

Response: The Fund advises that, as indicated in the Proxy Statement, the inclusion of Proposal 2 for consideration by the Fund’s shareholders at the Meeting is required by the terms of the Fund’s Amended and Restated Agreement and Declaration of Trust (the “Declaration of Trust”). The Trustees believe that each shareholder should determine how to vote with respect to this proposal.  As such, no Trustee has taken a position in support of or opposed to this proposal.

2.
Please supplementally advise whether the Board has considered amending the Fund’s Declaration of Trust to remove the provision which requires that the Fund’s shareholders be given the opportunity to vote on a proposal to convert the Fund from closed-end to open-end status.

Response:  The Board cannot unilaterally amend the Fund’s Declaration of Trust.  The Fund supplementally advises that at a Special Meeting of the Fund’s shareholders scheduled for October 18, 2024 and adjourned to November 8, 2024, the Fund’s shareholders were asked to approve, among other things, an amendment to the Fund’s Declaration of Trust to eliminate the requirement that a proposal to convert the Fund to an open-end mutual fund be submitted for shareholder approval under certain circumstances. Pursuant to the Fund’s Declaration of Trust, the affirmative vote of two-thirds of the outstanding shares of the Fund entitled to vote at the Special Meeting was required for the approval of the amendment. As disclosed in the proxy statement for the Special Meeting, the Board recommended that the shareholders vote in favor of the amendment.  The amendment failed to receive the required shareholder vote for its approval.

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5205.

Sincerely,

/s/ Margaret M. Murphy Margaret M. Murphy